HANNY HOLDINGS LIMITED
鎝興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 MAY 31 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

Date: 22 May 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of announcement dated 21 May 2007 of the Company regarding the result of the special general meeting in respect of the proposed bonus issue of new shares for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

07023923

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encl.

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

dw 6/1

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

O:\Hanny 2007\Correspondence\Letter\075-US Sec-22 May 07.doc

HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

RESULT OF THE SPECIAL GENERAL MEETING IN RESPECT OF PROPOSED BONUS ISSUE OF NEW SHARES

References were made to the notice of special general meeting ("SGM") and the circular of Hanny Holdings Limited (the "Company") both dated 3 May 2007, the board of directors of the Company (the "Board") is pleased to announce that the ordinary resolution approving the proposed bonus issue of new shares of the Company was duly passed at the SGM held on 21 May 2007.

As at the date of this announcement, the Board comprises:

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

For and on behalf of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21 May 2007

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

就有關建議發行紅股新股之股東特別大會之結果

謹此提述錦興集團有限公司(「本公司」)於日期為二零零七年五月三日刊發之股東特別大會(「股東特別大會」)通告及通函，本公司董事會(「董事會」)欣然宣佈已就有關批准建議本公司發行紅股新股之普通決議案已於二零零七年五月二十一日舉行之股東特別大會上獲正式通過。

於本通告日期，董事會包括以下成員：

執行董事：
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零七年五月二十一日

* 僅供識別

END